Mail Stop 7010

October 21, 2005

via U.S. mail and facsimile

Mr. Alan Ferguson
The BOC Group plc
Chertsey Road, Windlesham
Surrey, GU20 6HJ United Kingdom

Re: The BOC Group plc
Form 20-F for the year ended September 30, 2004
File No. 0-10906

Dear Mr. Ferguson:

We have completed our review of your Form 20-F and related
filings and have no further comments at this time.

If you have any further questions regarding our review of
your
filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

Sincerely,

John Cash
Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE